September 24, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Comments on the Registration Statement on Form S-1
Filed September 24, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission on September 24, 2012 (the “Comments”) to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) (the “Registration Statement”).

Based on our conversations with the Staff, Hyster-Yale’s responses to the Comments raised by the Staff are attached hereto as exhibits for your review. As requested, I have enclosed the entire section of the revised disclosure for your review.

The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to these responses will help facilitate the timely completion of the transaction. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick

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Management Focus. Reinforce management’s focus on serving each of Hyster-Yale’s market segments and customer application needs, and on responding flexibly to changing market conditions and growth markets.

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Access to Capital and Capital Structure. Provide Hyster-Yale with direct access to equity capital markets and greater access to debt capital markets to fund its growth strategies and to establish a capital structure and dividend policy reflecting its business needs and financial position.

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Recruiting and Retaining Employees. Strengthen the alignment of senior management incentives with the needs and performance of the Company through the use of equity compensation arrangements that will also improve our ability to attract, retain and motivate qualified personnel.

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Investor Choice. Provide investors with a focused investment option in the materials handling business that offers different investment and business characteristics, including different opportunities for growth, capital structure, business models and financial returns. This will allow investors to evaluate the separate merits, performance and future prospects of Hyster-Yale and NACCO.

The NACCO board also considered the following factors, among others, in connection with its decision to spin-off Hyster-Yale:

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Proportionate Interest. As a result of the equal distribution of dividends to both classes of NACCO common stock required by NACCO’s Restated Certificate of Incorporation, which is referred to as the NACCO Charter, following the spin-off, the interest of NACCO stockholders in Hyster-Yale will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hyster-Yale of holders of NACCO Class A Common will increase by approximately 51% while the collective voting power in Hyster-Yale of holders of NACCO Class B Common will decrease by approximately 51%.

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Certain Restrictions Relating to Tax-Free Distributions. The ability of Hyster-Yale to engage in significant equity transactions could be limited or restricted for a period of time after the spin-off in order to preserve the tax-free nature of the spin-off. See “Risk Factors – We might not be able to engage in desirable strategic transactions and equity issuances following the spin-off because of certain restrictions relating to requirements for tax-free distributions.”

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No Existing Public Market. There is no existing public market for our common stock and the combined market values of NACCO common stock and our common stock following the spin-off may be less than the value of NACCO common stock prior to the spin-off; and

•	Risks Factors. Certain other risks associated with the spin-off and our business after the spin-off, as described in this prospectus under the heading “Risk Factors” beginning on Page 14.

What businesses will NACCO engage in after the spin-off?

NACCO will continue to be a holding company that engages in three principal businesses after the spin-off: mining, small appliances and specialty retailing.

Why does Hyster-Yale have two classes of common stock?

NACCO has two classes of common stock. The spin-off of Hyster-Yale from NACCO is structured to provide the Hyster-Yale stockholders with substantially the same capital structure that currently exists for the NACCO stockholders, with certain changes intended to provide Hyster-Yale, as an independent company, with additional flexibility, including the ability to issue blank check preferred shares and an increased number of authorized shares. In addition, while the governance-related provisions of Hyster-Yale’s amended and restated certificate of incorporation and amended and restated bylaws, as well as a stockholders’ agreement to which Hyster-Yale will be a party, are substantially the same as NACCO’s governance-related provisions and stockholders’ agreement, there are certain changes from the corresponding NACCO provisions, including that holders of Hyster-Yale Class B Common are permitted to transfer their shares to certain limited liability companies in addition to certain trusts, corporations and other family relations. In addition, with respect to distributions of the stock of any subsidiary of Hyster-Yale, Hyster-Yale’s amended and restated certificate of incorporation enables each holder of Hyster-Yale Class A Common to receive Class A common of such subsidiary and each holder of Hyster-Yale Class B Common to receive Class B common of such subsidiary, which is not permitted under the NACCO amended and restated certificate of incorporation. Our amended and restated bylaws contain additional procedures for the nomination and election of directors of Hyster-Yale. The 80% vote requirement to amend certain provisions of our amended and restated bylaws was also expanded to apply to amendments to provisions regarding the order of business at meetings of stockholders and nominations and election of directors. Finally, our amended and restated certificate of incorporation provides for the removal of directors with or without cause by an 80% vote of our stockholders and an 80% vote requirement to amend certain provisions of our amended and restated certificate of incorporation with respect to the election and removal of directors, amendment of bylaws and rights to indemnification, each of which is not contained in the NACCO restated certificate of incorporation. Hyster-Yale’s amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement are described in more detail in “Ancillary Agreements — Stockholders’ Agreement” and “Description of Capital Stock of Hyster-Yale after the Spin-off.”

Why will I receive Hyster-Yale Class A Common and Hyster-Yale Class B Common if I currently own only NACCO Class A Common or NACCO Class B Common?

The NACCO Charter provides that each share of NACCO Class A Common and NACCO Class B Common is equal in respect of rights to dividends and any other distribution in cash, stock or property. Therefore, pursuant to the terms of the NACCO Charter, NACCO is required to distribute one share of Hyster-Yale Class A Common and one share of Hyster-Yale Class B Common for each share of NACCO common stock, whether NACCO Class A Common or NACCO Class B Common. As a result of this requirement for equal distribution, the proportionate interest that NACCO stockholders will have in Hyster-Yale following the spin-off will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hyster-Yale of holders of NACCO Class A Common will increase by approximately 51% while the collective voting power in Hyster-Yale of holders of NACCO Class B Common will decrease by approximately 51%. See “Risk Factors – The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into Class A Common will diminish” and “Risk Factors – The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common.”

Who is entitled to receive shares of our common stock in the spin-off?

Holders of NACCO common stock at the close of business on September 25, 2012, the record date for the spin-off, will be entitled to receive shares of our common stock in the spin-off.

When is the spin-off expected to be completed?

The spin-off is expected to be completed during the third quarter of 2012.

What do I need to do to receive my shares of Hyster-Yale common stock?

You do not need to take any action to receive your shares of our common stock. The shares of our common stock will be distributed on the date of the spin-off to holders of NACCO common stock as of the record date for the spin-off in book-entry form in accordance with Section 170 of the General Corporation Law of the State of Delaware (the “DGCL”).

What if I want to receive certificates representing my shares of Hyster-Yale common stock?

While the shares of our common stock will be distributed in book-entry form, you may request to receive certificates representing your shares of our common stock from our transfer agent.

DESCRIPTION OF CAPITAL STOCK OF HYSTER-YALE AFTER THE SPIN-OFF

The following description of the material terms of our capital stock includes a summary of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective before the spin-off. The following description does not purport to be complete and is qualified by reference to the form of our amended and restated certificate of incorporation and form of our amended and restated bylaws, which are attached as Annex A and Annex B, respectively, to this prospectus and incorporated by reference into this prospectus.

At the time of the spin-off, our authorized capital stock will consist of 160 million shares of common stock (comprised of 125 million shares of our Class A Common and 35 million shares of our Class B Common), par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share. After the consummation of the spin-off, it is anticipated that approximately 16.8 million shares of common stock will be outstanding (comprised of approximately 8.4 million shares of our Class A Common and approximately 8.4 million shares of our Class B Common), and no shares of preferred stock will be outstanding. The number of authorized shares of our common stock is greater than the number of authorized NACCO common stock due in part to the requirement in NACCO’s certificate of incorporation that each holder of NACCO Class A Common and NACCO Class B Common receive one share of both our Class A Common and our Class B Common for each share of NACCO stock, whether Class A or Class B in the distribution, along with having additional shares available to permit us to use our equity as consideration in connection with potential future acquisitions or other growth opportunities, as well as to accommodate permitted conversions from our Class B Common to our Class A Common.

Common Stock

Voting Rights. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common will entitle the holder of the share to one vote on all matters submitted to our stockholders, and each share of our Class B Common will entitle the holder of the share to ten votes on all such matters.

Dividends and Other Distributions. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common and our Class B Common will be equal in respect of rights to dividends and other distributions in our cash, stock or property, except that in the case of dividends or other distributions payable in our stock, including distributions pursuant to split-ups or divisions of our stock, or any other distributions of stock of any subsidiary of ours, which occur after the date of the spin-off, only our Class A Common will be distributed with respect to our Class A Common and only our Class B Common will be distributed with respect to our Class B Common. This provision differs from those in the NACCO certificate of incorporation, which provides that each share of NACCO Class A Common and NACCO Class B Common are equal in respect of rights to dividends and other distributions in cash, stock or property of NACCO. As a result, in the event of a future spin-off of one of our subsidiaries, the Hyster-Yale amended and restated certificate of incorporation enables each holder of our Class A Common to receive one share of the Class A common stock of such subsidiary and each holder of our Class B Common to receive one share of the Class B common stock of such subsidiary. In the case of any consolidation, merger or sale of all or substantially all of our assets as a result of which our stockholders will be entitled to receive cash, stock other securities or other property with respect to or in exchange for their shares of our stock, each holder of our Class A Common and our Class B Common will be entitled to receive an equal amount of consideration for each share of our Class A Common or our Class B Common held by such holder.

Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common. As more fully described below, our Class B Common generally will not be transferable by a stockholder except to or among such holder’s spouse, certain relatives of such holder, and spouses of such relatives, certain trusts established for their benefit, certain corporations, limited liability companies and partnerships owned by them and certain charitable organizations. These provisions differ from those in the NACCO certificate of incorporation. Holders of NACCO Class B Common do not currently have the ability to transfer their shares to certain limited liability companies, but holders of our Class B Common will be able to do so. In addition, holders of NACCO Class B Common currently have the ability to transfer their shares to certain relatives of the spouse of such holder and holders of our Class B Common do not have that right.

Our Class B Common will, however, be convertible at all times, and without cost to the stockholder, into our Class A Common on a share-for-share basis. Therefore, stockholders desiring to sell the equity interest in us represented by their shares of our Class B Common may convert those shares into an equal number of shares of our Class A Common and sell the shares of our Class A Common in the public market. A stockholder who does not wish to complete the conversion process before a sale may effect a sale of our Class A Common into which such stockholder’s shares of our Class B Common is convertible. If you hold certificated Class B Common simply deliver the certificate or certificates for such shares of our Class B Common to a broker, properly endorsed, in contemplation of the sale. The broker will then instruct the transfer agent to convert such Class B Common and, if necessary, present a certificate or certificates representing shares of our Class B Common to our transfer agent who will issue to the purchaser a certificate for the number of shares of our Class A Common sold in settlement of the transaction. If a stockholder with certificated Class B Common sells fewer than all of the shares of our Class A Common into which such shares of our Class B Common could be converted, the transfer agent will return to such stockholder a certificate for our Class B Common representing the balance of such shares unless the stockholder specifies that the transfer agent should return a certificate for shares of our Class A Common.

Shares of our Class B Common received in a stockholder’s own name will not be transferable into a “nominee” or “street” name.

Other than pursuant to conversions into our Class A Common as described above, a holder of shares of our Class B Common may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a permitted transferee, which is defined generally as follows:

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any of the lineal descendants of a great grandparent of such holder of our Class B Common, including children adopted before age 18 or any spouse (including a widow or widower) of such lineal descendant (such persons, including such holder of our Class B Common, are hereinafter referred to as such Class B stockholder’s family members);

•	a trust for the benefit of such Class B stockholder’s family members and certain charitable organizations;

•	certain charitable organizations established by such Class B stockholder’s family members; and

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a corporation whose stockholders, a partnership whose partners or a limited liability company whose members, are made up exclusively of such Class B stockholder’s family members or any trust described in (2) above, but if any share of capital stock of such corporation or its successor, if any partnership interest in such partnership (or any survivor of a merger or consolidation of such a partnership), or any membership interest in such limited liability company (or any survivor of a merger or consolidation of such a limited liability company) is acquired by any person who is not within such class of persons, all shares of our Class B Common then held by such corporation or partnership, as the case may be, will be converted automatically into shares of our Class A Common.

In the case of a corporation or limited liability company, shares of our Class B Common also may be transferred to a successor by merger or consolidation, provided that each stockholder of each other corporation or member of each other limited liability company, as applicable, which is a party to such merger or consolidation is, at the time of such transaction, a stockholder of such corporation or a permitted transferee of at least one stockholder of such corporation or a member of such limited liability company or a permitted transferee of at least one member of such limited liability company. Shares held by trusts that are irrevocable on the record date for the spin-off may be transferred to any person to whom or for whose benefit principal may be distributed under the terms of the trust. Shares held by all other trusts may be transferred to the person who established such trust and such person’s permitted transferees. Shares held by certain charitable organizations may be transferred to the person who transferred such shares to the charitable organization and to such person’s permitted transferees.

The restrictions on the transferability of the our Class B Common are set forth in full in Section 3 of Article IV of the form of our amended and restated certificate of incorporation attached as Annex A to this prospectus. Stockholders are urged to read Annex A carefully. Each certificate representing shares of our Class B Common will bear a legend indicating that the shares of our Class B Common are subject to restrictions on the transfer and registration of transfer thereof.

Any purported transfer of shares of our Class B Common not permitted under our amended and restated certificate of incorporation will be void and of no effect and the purported transferee will have no rights as our stockholder and no other rights against or with respect to us. We may, as a condition to the transfer or registration of transfer of shares of our Class B Common to a permitted transferee, require the furnishing of such affidavits or other proof as we deem necessary to establish that such transferee is a permitted transferee.

We will not issue any additional shares of our Class B Common after the date of the spin-off without an affirmative vote of the holders of a majority of our outstanding voting stock, except in connection with stock splits and stock dividends. All shares of our Class B Common received by us upon stockholders’ conversion thereof into our Class A Common or otherwise acquired by us will be retired and not reissued.

Other Provisions. Neither our Class A Common nor our Class B Common will carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock.

Listing. We have applied to list our Class A Common on the NYSE under the symbol “HY.”

Transfer Agent and Registrar. ComputerShare, Inc. will be the transfer agent and registrar for our common stock.

Preferred Stock

Our Board is authorized to issue one or more series of up to five million shares of preferred stock. With respect to each series of the preferred stock, our Board has the authority, consistent with our amended and restated certificate of incorporation, to determine the following terms:

•	the number of shares within the series;

•	the designation of the series;

•	whether the shares have voting powers;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	whether the shares are entitled to receive dividends, and if so, the dividend rate of the series, the dates of payment of dividends and the dates from which dividends are cumulative, if applicable;

•	any rights if we dissolve or liquidate;

•	whether the shares are convertible into, or exchangeable for, any of our other stock, the price or rate of conversion or exchange and the applicable terms and conditions;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions.

Provisions That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect.

These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with our Board. We believe that, as a general rule, the interests of our stockholders would be best served if any change in control results from negotiations with our Board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction. Stockholders are not generally permitted to call a special meeting of stockholders. However, in the future, preferred stock may be designated that permits the holders of such preferred stock to call a special meeting of the holders of such class of preferred stock. Subject to the rights of holders of our preferred stock, our directors must be nominated in accordance with Section 3 of Article II of our amended and restated bylaws, which provides that nominations for election as directors at an annual meeting of our stockholders may only be made (i) by or at the direction of our Board or a committee thereof or (ii) by any stockholder who is entitled to vote at such annual meeting and who complies with the additional requirements of such section. These provisions differ from the procedures for the election of directors set forth in the NACCO bylaws, which do not include a specified process for director nominations by stockholders.

The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A Common, thus depriving stockholders of any advantages that large accumulations of stock might provide. Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain applicable sections of the DGCL. This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of the form of our amended and restated certificate of incorporation and the form of our amended and restated bylaws attached to this prospectus as Annex A and Annex B, respectively.

No Cumulative Voting

Article V of the form of our amended and restated certificate of incorporation provides for no cumulative voting in the election of directors. In addition, subject to the rights of the holders of any series of preferred stock, Article V provides that our directors may be removed with or without cause. Any action for the removal of a director with or without cause must be approved by an affirmative vote of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. The NACCO amended and restated certificate of incorporation does not include this super majority voting requirement or any other provision with respect to removal of directors. As a result, removal of directors by the stockholders of NACCO must be approved by an affirmative vote of 50% of the voting power of the outstanding voting stock of NACCO, voting together as a single class.

Restrictions on Certain Transactions with Interested Persons

We are subject to Section 203 of the DGCL, which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless:

•	before the interested stockholder’s share acquisition date, the board approved either the business combination or the purchase of shares by the interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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the transaction is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, after excluding shares controlled by the interested stockholder.

An “interested stockholder” is any person that (1) is the owner of 15% or more of our outstanding voting stock, or (2) is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. Examples of transactions regulated by Section 203 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Special Vote Required for Certain Amendments to Organizational Documents

Certain provisions of the form of our amended and restated certificate of incorporation, such as those set forth in Article V (election and removal of directors), Article VI (amendment of bylaws) and Article VII (rights to indemnification), may not be amended or repealed except by the affirmative vote of the holders of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. The 80% vote requirement with respect to these provisions of our amended and restated certificate of incorporation is not included in the NACCO restated certificate of incorporation. Such 80% vote is also required to adopt any provisions inconsistent with any of the provisions of Article I, Sections 1 (time and place of meetings of stockholders), 3 (special meetings of stockholders) and 8 (order of business at meetings of stockholders), Article II, Sections 1 (number and term of office of directors), 2 (vacancies and new directorships), 3 (nominations and election of directors) and 4 (powers of directors) and Article VII (amendments to bylaws) of our amended and restated bylaws. This 80% vote included in our amended and restated bylaws is consistent with the corresponding provision in the NACCO amended and restated bylaws but was expanded to include amendments to the provisions regarding the order of business at meetings of stockholders and nominations and election of directors.

Other Provisions

Certain other provisions of the form of our amended and restated certificate of incorporation and our amended and restated bylaws may also tend to discourage attempts to acquire control of us. These include advance notice requirements for director nominations and stockholder proposals and provisions that prohibit stockholder action being effected by written consent.